10 E. Stow Road Suite 250 Marlton, NJ 08053 (856) 382-8550 www.lexnovalaw.com	LIMITED LIABILITY COMPANY	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

December 8, 2023

Sent Via EDGAR Portal

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Cnote Group, Inc. (“CNote”)
Amendment No. 1 to Offering Statement on Form 1-A
Filed November 21, 2023
File No. 024-12344

Dear Sir/Madam:

This is in response to your letter of December 6, 2023. We have copied below the comments from your letter and provided the company’s response below each comment.

Form 1-AA filed November 21, 2023

Your Comment #1 – Description of Securities, page 17

We note your response to prior comment 4. Revise the disclosure on page 18 to clarify that unless an investor specifically indicates that they want to invest in a new note, the principal and interest in the maturing note will be transferred back to the investor.

Our Response:

The disclosure has been revised.

Your Comment #2 – General

It is our understanding from your revised disclosure and response to prior comment 4 that you view a “rolled over” investment of a matured note as a new sale of a note to the investor, with the corresponding use of the available securities covered by the then existing 1-A. Please confirm that your view of how any reinvestment of funds from a maturing note is generally in accord with our understanding. Alternatively, if you have a different view on the impact of a decision to renew an investment in your notes upon maturity, please provide your view and supporting analysis.

Our Response:

Your understanding is correct.

*****

Please let me know if you have further questions or need additional information.

Very truly yours,

Lex Nova Law, LLC
Mark Roderick
Markley S. Roderick

MSR/jae

Enclosures

cc:	Ms. Catherine Berman